WILLIAM L. HUGHES	April 2, 2012	EMAIL WHUGHES@FENWICK.COM DIRECT DIAL (415) 875-2479

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mark P. Shuman, Legal Branch Chief

Ryan Houseal, Attorney-Advisor

Re:	Infoblox Inc.

Amendment No. 2 to the Registration Statement on Form S-1

Filed March 12, 2012

Registration No. 333-178925

Ladies and Gentlemen:

On behalf of Infoblox Inc. (the “Company”), we are concurrently transmitting herewith Amendment No. 3 (the “Amendment”) to the Registration Statement on Form S-1 (Registration No. 333-178925) originally filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on January 6, 2012 (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in your letter dated March 27, 2012. The numbered paragraphs below correspond to the numbered comments in that letter; each of the Staff’s comments is presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier three copies of the Amendment in paper format, marked to show changes from Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Except as otherwise specifically indicated, page references herein correspond to the page of the Amendment.

The Offering, page 6

1.

We note that the shares outstanding after the offering gives effect to the issuance of shares of your common stock to be acquired by certain selling stockholders through option or warrant exercises at the closing of this offering in order to sell those shares in this offering. Please tell us your basis for including these shares in the number of shares outstanding after the offering. In this regard, tell us whether you have firm commitments

United States Securities and Exchange Commission

April 2, 2012

or agreements from certain shareholders of their intent to exercise their warrants or options.

Response

As discussed with the Staff, the Company has disclosed the information referenced in Comment 1 to give investors a more complete understanding of the shares of common stock to be outstanding immediately following the offering, as the shares to be sold by such selling stockholders will be newly issued on the date of the closing of the offering just as the shares being offered by the Company will be newly issued on that date. The Company supplementally advises the Staff that the Company has obtained firm commitments or agreements from each of the selling stockholders who intends to exercise warrants or options in connection with the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 51

2.	Please explain further the following as it relates to your response to prior comment 5:

•

While we acknowledge your statement that a large number of your maintenance and support contracts do not renew annually, it remains unclear why you are unable to provide a metric that considers the actual renewal rates for those contracts that are scheduled to renew during the period regardless of the initial term of the contract. Please clarify;

Please see the Company’s response to Comment 3 below in which the Company agrees to provide such a metric – a quantification of the cumulative renewal rate referenced in Amendment No. 2. The Company measures cumulative renewal rates based on the cumulative dollar value of amounts invoiced for maintenance and support contracts that expired in a given fiscal period divided by the aggregate dollar value of all maintenance and support contracts expiring in that fiscal period. When a maintenance and support contract expires and is renewed annually thereafter, only the dollar value of the first annual renewal contract is included in the numerator of the calculation. Thus, if a maintenance and support contract expires in 2009 and is subsequently renewed in 2010 followed by annual renewals in 2011 and 2012, only the dollar value for the 2010 renewal is included in measuring the cumulative renewal rate achieved against the 2009 expirations. Also, if an annual maintenance and support contract expires in 2009 and is renewed for 3 years, only one-third of the dollar value for the 3-year renewal is included in the 2009 cumulative renewal rate calculation; thus, the amount in the numerator can never exceed the amount in the denominator for a given period. As noted on page 44, for each of the Company’s last three full fiscal years, the cumulative renewal rate was approximately 90%.

•

You state that a “majority” of your customers renew in the reporting period in which their maintenance and support agreements expire and “some” renew in the period prior to expiration. You further state that a “substantial portion” of your customers

United States Securities and Exchange Commission

April 2, 2012

renew in subsequent reporting periods. Please tell us approximately what percentage of your customers renew their maintenance and support agreements during or before the reporting period in which their agreements expire and what percentage renew after their renewal period. To the extent that a significant majority of your customers renew during or before their scheduled renewal periods, then it remains unclear why you do not believe such renewals can be used to provide period over period renewal rates in your discussion of services revenues, and;

The Company supplementally advises the Staff that, on average, approximately 70% of the aggregate dollar value of maintenance and support contracts expiring in a given fiscal quarter is renewed prior to the end of that quarter and an additional approximately 20% of such value is renewed in subsequent quarters. However, over the last three and one-half fiscal years the percentage of the aggregate dollar value of maintenance and support contracts that was renewed prior to or within the quarter of the scheduled expiration of such contracts has varied from 48% to 92%, and the percentage that was renewed in subsequent quarters has varied from 2% to 47%. Thus, the Company believes that the percentage calculated in any recently closed period is not a meaningful indicator of the cumulative renewal rate that the Company will ultimately achieve.

•

You indicate the Company is not able to determine a “renewal rate” for maintenance contract arrangements as a result of acquisitions for a substantial time following their acquisition. We acknowledge that you may not be able to assert that a majority of the population of acquired contracts renew their maintenance contracts. However, please explain why you cannot include acquired contracts in your renewal rate calculation based upon those contracts that have expired in a given period.

The Company respectfully submits that a meaningful renewal rate calculation requires a known or reliable denominator in terms of the opportunities for renewal based on scheduled expirations. In general, acquired company contracts are much less likely to be renewed than contracts within a company’s established installed base of customers because acquisitions typically prompt re-evaluations by customers and opportunities for competitors. An acquirer needs time to become familiar with the acquired company’s installed base of customers and level of support utilization/reliance and with its own interest in continuing to support all of the acquired company’s products that may still be in production. To date, the Company’s acquisitions generally have been focused on adjacent technologies to be integrated into the Company’s own products for sale into the acquired company’s customer base, rather than on the legacy products of the acquired company. As a consequence of these factors, without the benefit of time and experience with the acquired company’s maintenance and support contracts, it is very difficult for the Company to assess what portion of amounts scheduled to expire under the acquired company’s maintenance and support contracts should be considered to be legitimate renewal opportunities against which actual achievement would be a meaningful measure.

The Company supplementally advises Staff that its acquisitions to date have not been sufficiently large to materially affect the cumulative renewal rate calculations disclosed in response to Comment 3.

United States Securities and Exchange Commission

April 2, 2012

3.	We note from your response to prior comment 5 that you monitor the cumulative renewals of total maintenance and support contract expiring in each period. We further note your qualitative discussion of cumulative renewal rates in your revised disclosures on page 44. Please revise your disclosures to clarify how you define and determine “cumulative renewal rates.” In addition, revise to include a quantitative discussion of your cumulative renewal rates in order to add context to your disclosures that such rates have remained relatively stable. In this regard, you may choose to provide the specific cumulative renewal rate, approximation thereof, or indicate that the cumulative renewal rate exceeded a certain percentage.

Response

As discussed with the Staff, the Company has revised its disclosure on page 44 to define its methodology for determining cumulative renewal rates and to disclose that the cumulative renewal rate for each of fiscal years 2009, 2010 and 2011 is approximately 90%.

4.	We note your response to prior comment 6 and your revised disclosures beginning on page 45 where you indicate that your operating results can be significantly impacted by the mix of product solution configurations sold during the period. As it appears your product revenues are impacted by a mix of volume and pricing, please consider revising your disclosures to include a discussion regarding the percentage change in both volume and pricing and the impact on your results of operations. Alternatively, consider a discussion regarding the favorable or unfavorable change in the mix of product sales period over period. To the extent that you do not believe such disclosures are necessary, please tell us what metrics you intend to provide. In this regard, your current results of operations discussion where you state that the change in product revenue was attributable to higher demand for your products does not provide meaningful information to investors regarding the change in your period over period revenues.

Response

As discussed with the Staff, the Company has revised disclosures on pages 45, 53, and 55 to include a discussion of the relative impacts of unit volumes and average selling prices on its results of operations.

Critical Accounting Policies

Stock-Based Compensation, page 68

5.	We note your assumption of a 65% weighting for the IPO scenario used in your January 31, 2012 valuation analysis used for the March 8, 2012 grant remained unchanged from the October 31, 2011 valuation analysis. Please tell us how you concluded that a 65% weighting for the March grant was reasonable based on your current IPO timeline. In this regard, we would expect this weighting to increase as you get closer to the effectiveness of your IPO.

United States Securities and Exchange Commission

April 2, 2012

Response

The Company respectfully submits that, at the time of its most recent valuation analysis, its management affirmatively considered increasing the percentage referenced by the Staff but did not believe the probability of an IPO scenario to be any greater than at the time of the October 31, 2011 valuation analysis. Management noted the extreme volatility in stock markets during this period and that a large number of offerings had been delayed. As of the time of the March grants, the Company had not received an estimate of its IPO price range from the Company’s underwriters and believed that significant uncertainties still existed over the probability of completing an IPO in the current market environment. Further, as a cash flow-positive company with the ability to fund growth internally, the Company had the ability and intent to delay its offering if market conditions or other factors warranted such a delay. As discussed with the Staff, the Company has separately provided a reconciliation of the midpoint of the estimated IPO price range and the estimated fair value of common stock used in determining the exercise price for its most recent option grants.

In light of the Staff’s comment, the Company performed a sensitivity analysis to determine the impact of a change in the percentage likelihood of an IPO on the fair market value of its common stock at January 31, 2012. The Company supplementally advises the Staff that an increase in the percentage from 65% to 70% or 75% only changed the fair market value by five and ten cents (1.3% and 2.7%), respectively.

* * * * * * *

United States Securities and Exchange Commission

April 2, 2012

Please direct your questions or comments regarding this letter or the Amendment to the undersigned by telephone to (415) 875-2479 or by facsimile to (415) 281-1350. In his absence, please direct your questions or comments to Laird Simons at (650) 335-7233. Thank you for your assistance.

Sincerely,

/s/ William L. Hughes
William L. Hughes

WLH:hg

cc:	Kathleen Collins, Accounting Branch Chief
Melissa Feider, Staff Accountant

Robert D. Thomas
Remo E. Canessa
Infoblox Inc.

Laird H. Simons
Larissa N. Schwartz
Fenwick & West LLP

Jeffrey D. Saper
Rezwan D. Pavri
Wilson Sonsini Goodrich & Rosati, P.C.